Exhibit 8.1

PRINCIPAL SUBSIDIARIES, CONSOLIDATED AFFILIATED ENTITY AND SUBSIDIARY OF

CONSOLIDATED AFFILIATED ENTITY OF THE REGISTRANT

Subsidiaries:	Place of Incorporation
Easy Skills Technology Limited	Hong Kong
Skillful Craftsman Network Technology (Wuxi) Co., Limited	PRC
Shenzhen Qianhai Jisen Information Technology Ltd.	PRC
Wuxi Talent Home Technology Co., Ltd.*	PRC
Le Le First Skillland Pte. Ltd.	Singapore
Consolidated Affiliated Entity:
Wuxi Kingway Technology Co., Ltd.	PRC

*    In July 2023, Craftsman Wuxi, the Company, Talent Home and certain shareholders of Talent Home (the “Shareholders”) entered into an Amendment Agreement to the Equity Transfer Agreement, which changed the acquisition of 60% equity interest of Talent Home from Shareholders to acquisition of 35% equity interest from Talent Home.